Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

Los Angeles Rams Using Versus Systems Technology to Engage With 70,000+ Fans during Games at SoFi Stadium this Season

Versus powers Digital Lotería game for Rams fans at SoFi Stadium

LOS ANGELES, September 28, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the Los Angeles Rams introduced Lotería, a digital Bingo game powered by Versus, during their home game against the Tampa Bay Buccaneers at SoFi Stadium in Los Angeles on Sunday, September 26, 2021.

The Rams first introduced the Loteria game to over 70,000+ fans in 2021. Lotería encourages fans to activate a mobile experience and provides them an opportunity to follow Rams gameday action in real-time with gamification and digital prizing. Fans can now register at RamsLoteria.com to play and win prizes during the next Rams home game against the Arizona Cardinals on Sunday, October 3.

“Versus Systems is proud to partner with the Los Angeles Rams for a second year, providing an interactive experience that creates engagement for Rams fans anywhere. The Rams play in a beautiful, new, state of the art facility, so it’s only fitting that the engagement provided by their organization is also state of the art,” said Matthew Pierce, Founder and CEO of Versus Systems.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source: https://www.ncaa.com/rankings/football/fbs/associated-press

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.